SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED

Our Ref: SIHL/ADR/07

22nd August 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07026218

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 21st August 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
AUG 28 2007
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

SUPPLEMENTAL AGREEMENT RELATING TO ISSUE OF NEW A SHARES BY SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD. AND TRANSFER OF ASSETS TO SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

Reference is made to the Previous Announcement and the Circular regarding the Agreement entered into by the Company, SI Pharmaceutical and SIIC MedTech pursuant to which, inter alia, the equity interests held by wholly-owned subsidiaries of the Company in CT Qingchunbao, Huqingyutang Pharmaceutical, Xiamen TCM, Liaoning Herbapex and Huqintyutang Drugstore will be transferred to SI Pharmaceutical and/or its subsidiaries. The Transfers constituted a discloseable transaction for the Company under the Listing Rules and details relating to the Agreement were more particularly set out in the Previous Announcement and the Circular.

The parties to the Agreement have entered into the Supplemental Agreement on 21st August 2007 to supplement the Agreement including, among others, amending the valuation date of the Assets for determination of the consideration of the Transfers from 31st December 2006 to the Valuation Date. The assessed value of the Assets as of the Valuation Date was RMB1,482,220,000.

As stated in the Previous Announcement, SI Pharmaceutical proposed to further issue up to 60,450,000 new A Shares to institutional investors at a price of RMB14.13 per share. It was determined that such issue price is the lowest possible price at which the Remaining Shares will be issued, the final issue price may or may not increase, subject to final determination and approval by CSRC.

This announcement sets out further details of the Supplemental Agreement and certain financial information relating to the Assets and the financial effects of the Transfers on the Company in the light of the Supplemental Agreement and the changes to the issue price of the Remaining Shares.

THE SUPPLEMENTAL AGREEMENT

Reference is made to the Previous Announcement and the Circular regarding the Agreement entered into by the Company, SI Pharmaceutical and SIIC MedTech pursuant to which, inter alia, the equity interests held by wholly-owned subsidiaries of the Company in CT Qingchunbao, Huqingyutang Pharmaceutical, Xiamen TCM, Liaoning Herbapex and Huqintyutang Drugstore will be transferred to SI Pharmaceutical and/or its subsidiaries. The Transfers constituted a discloseable transaction for the Company under the Listing Rules and details relating to the Agreement were more particularly set out in the Previous Announcement and the Circular.

The parties to the Agreement have agreed to supplement the terms of the Agreement by entering into the Supplemental Agreement, including, among others, amending the valuation date of the Assets for determination of the consideration of the Transfers from 31st December 2006 to the Valuation Date.

Date

21st August 2007

Parties

1. The Company
2. SI Pharmaceutical, a subsidiary of the Company
3. SIIC MedTech, a subsidiary of the Company

The principal terms of the Supplemental Agreement are set out as follows.

(i) Basis of consideration

The parties agreed that the consideration for the Transfers shall be determined by the value of the Assets as at the Valuation Date based on the appraisal conducted by the Valuer, an asset appraisal institution with securities business qualifications in accordance with the PRC legal and regulatory requirements, to be confirmed by the result of the filing with SASAC. The consideration for the Transfers shall be determined at RMB1,515,000,000 if the assessed value of the Assets is within a range of 5% of such amount. If the assessed value is beyond such range, the Company and SI Pharmaceutical shall negotiate to determine the final consideration for the Transfers.

(ii) Allocation of the profits of the Assets

The parties also agreed that the increase or decrease in the net asset value of the Assets from the Valuation Date up to the date of completion of the Transfers shall belong to or be borne by the Company's subsidiaries. Such amounts shall be settled by the relevant parties to the Transfers in cash.

The assessed value of the Assets as of the Valuation Date according to the valuation report of the Valuer is RMB1,482,220,000 which is within the range of 5% of RMB 1,515,000,000. Accordingly, there is no change to the consideration of the Transfers.

The parties to the Supplemental Agreement have agreed to amend the valuation date of the Assets from 31st December 2006 to the Valuation Date for the purpose of filing the valuation reports in respect of the Assets (the valuation date of which should be not more than six months from the date of filing) with SASAC, in order to ensure compliance with the relevant PRC regulations. The Directors consider that the terms of the Supplemental Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

FINANCIAL INFORMATION ON THE ASSETS

The following sets out the audited financial information of each of CT Qingchunbao, Huqingyutang Pharmaceutical, Xiamen TCM, Liaoning Herbapex and Huqingyutang Drugstore as of the Valuation Date.

CT Qingchunbao

The audited profit before taxation and the audited profit after taxation of CT Qingchunbao for the period from 1st January 2007 to the Valuation Date and the corresponding period last year, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:-

	2007 *RMB'000*	2006 *RMB'000*
Profit before taxation	101,733	116,957
Profit after taxation	74,334	86,081

The audited net asset value and the audited total asset value of CT Qingchunbao as the Valuation Date amounted to approximately RMB556,672,000 and approximately RMB971,185,000 respectively.

Huqingyutang Pharmaceutical

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Huqingyutang Pharmaceutical for the period from 1st January 2007 to the Valuation Date and the corresponding period last year, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:-

	2007 *RMB'000*	2006 *RMB'000*
Consolidated profit before taxation and minority interests	8,587	13,842
Consolidated profit after taxation and minority interests	6,216	12,683

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Pharmaceutical as at the Valuation Date amounted to approximately RMB256,394,000 and approximately RMB372,260,000 respectively.

Xiamen TCM

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Xiamen TCM for the period from 1st January 2007 to the Valuation Date and the corresponding period last year, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:-

	2007	2006
	RMB'000	*RMB'000*
Consolidated profit before taxation and minority interests	21,770	15,351
Consolidated audited profit after taxation and minority interests	20,132	14,169

The audited consolidated net asset value and the audited consolidated total asset value of Xiamen TCM as at the Valuation Date amounted to approximately RMB143,477,000 and approximately RMB171,050,000 respectively.

Liaoning Herbapex

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Liaoning Herbapex for the period from 1st January 2007 to the Valuation Date and the corresponding period last year, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:-

	2007	2006
	RMB'000	*RMB'000*
Consolidated profit before taxation and minority interests	3,813	4,133
Consolidated profit after taxation and minority interests	2,742	3,282

The audited consolidated net asset value and the audited consolidated total asset value of Liaoning Herbapex as at the Valuation Date amounted to approximately RMB140,224,000 and approximately RMB265,743,000 respectively.

Huqingyutang Drugstore

The consolidated audited profit before taxation and minority interests and the consolidated audited profit after taxation and minority interests of Huqingyutang Drugstore for the period from 1st January 2007 to the Valuation Date and the corresponding period last year, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:-

	2007 *RMB'000*	2006 *RMB'000*
Consolidated profit before taxation and minority interests	12,731	8,799
Consolidated profit after taxation and minority interests	8,684	7,232

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Drugstore as at the Valuation Date amounted to approximately RMB37,712,000 and approximately RMB56,374,000 respectively.

ISSUE PRICE OF THE REMAINING SHARES

It was stated in the Previous Announcement and the Circular that the Company through SIIC MedTech shall subscribe for 46,770,000 A Shares (out of the total 107,220,000 new A Shares to be issued by SI Pharmaceutical) at RMB14.13 per share, and the amount payable for the Subscription of RMB660,860,100 shall be used to settle the portion of the consideration for the Transfers of equivalent amount. According to the relevant PRC laws and regulations, SIIC MedTech shall not transfer the said 46,770,000 A Shares within a period of twelve months from the date of completion of the Subscription. The issue price of the Subscription will remain unchanged at RMB14.13 per share.

In addition, SI Pharmaceutical proposed to further issue up to 60,450,000 new A Shares to institutional investors at a price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法), the proceeds of which will be applied towards payment of the balance of the consideration for the Transfers of RMB854,139,900. The issue price of RMB14.13 per share for the Remaining Shares to the institutional investors is the lowest possible price, and the final issue price may or may not increase, subject to final determination and approval by CSRC. The said 60,450,000 new A Shares will be subject to a lock up period of twelve months from the date of issue.

FINANCIAL IMPACT ON THE COMPANY

On the basis that (i) the consideration of the Transfers is agreed to be determined by assessed value of the Assets as at the Valuation Date based on the appraisal conducted by the Valuer, and (ii) the Remaining Shares will be issued in full at the lowest possible price of RMB14.13 per share, the financial impact on the Company upon completion of the Transfers, the Subscription and the Issue of the Remaining Shares in full will be revised as follows.

Upon completion of the Transfers, the Subscription and the Issue of Remaining Shares at the lowest possible price of RMB14.13 in full, the Group will record a before-tax profit of approximately RMB151 million based on the carrying value of the Assets as at the Valuation Date. In consideration of a potential tax liability in the estimated amount ranging from approximately RMB114 million to approximately RMB227 million calculated based on a capital gain tax rate of 10% to 20% on the profit on disposal of the Assets, there will be potential after-tax gain approximately RMB37 million to after-tax loss approximately RMB76 million. The actual figures of profit and loss will be subject to the actual capital gain tax amount, the carrying value of the

Assets at completion of the Transfers and the final number of A Shares placed under the Issue of Remaining Shares, and the final price at which the Remaining Shares are issued.

As at the date of this announcement, the Board comprises eight Executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Agreement"	the agreement among the Company, SIIC MedTech and SI Pharmaceutical dated 15th May 2007 in relation to the Subscription and the Transfers, and if the context so requires, means the agreement as supplemented by the Supplemental Agreement
"Assets"	55% equity interest in CT Qingchunbao, 51.0069% equity interest in Huqingyutang Pharmaceutical, 61% equity interest in Xiamen TCM, 55% equity interest in Liaoning Herbapax and 29% equity interest (after a further capital injection) in Huqingyutang Drugstore to be transferred to SI Pharmaceutical and/or its subsidiary under the Agreement
"Board"	the board of directors of the Company
"Circular"	the circular of the Company dated 27th June 2007 relating to, inter alia, the transactions under the Agreement
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"CSRC"	China Securities Regulatory Committee of the PRC (中國証券監督委員會)
"CT Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co., Ltd.* (正大青春寶藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huqingyutang Drugstore"	Hangzhou Huqingyutang Drugstore Co., Ltd.* (杭州胡慶餘堂國藥號有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 29% (after a further capital injection) and a jointly-controlled entity of the Company
"Huqingyutang Pharmaceutical"	Hangzhou Huqingyutang Pharmaceutical Co., Ltd.* (杭州胡慶餘堂藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 51.0069% and a subsidiary of the Company
"Issue of Remaining Shares"	the issue by SI Pharmaceutical of the Remaining Shares
"Liaoning Herbapex"	Liaoning Herbapex Pharmaceutical (Group) Co., Ltd.* (遼寧好護士藥業(集團)有限責任公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Previous Announcement"	the announcement of the Company dated 15th May 2007 relating to, inter alia, the transactions under the Agreement
"Remaining Shares"	up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) to institutional investors at the lowest possible price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法)
"RMB"	Renminbi, the lawful currency of the PRC
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council* (中國國有資產管理委員會)
"Shareholder(s)"	holder(s) of the share(s) of HK$0.10 each in the capital of the Company

"SIIC MedTech"	SIIC MedTech Health Products Limited, an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"SI Pharmaceutical"	Shanghai Industrial Pharmaceutical Investment Co., Ltd., a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by the Company for 46,770,000 A Shares in SI Pharmaceutical under the Agreement
"Supplemental Agreement"	the supplemental agreement dated 21st August 2007 among the Company, SIIC MedTech and SI Pharmaceutical supplementing the Agreement
"Transfers"	the transfers of the Assets by relevant subsidiaries of the Group to SI Pharmaceutical pursuant to the Agreement
"Valuation Date"	30th June 2007
"Valuer"	Shanghai Dongzhou Assets Appraisal Co. Ltd.* (上海東洲資產評估有限公司), an independent third party who is not connected with the Company and its subsidiaries
"Xiamen TCM"	Xiamen Traditional Chinese Medicine Co., Ltd.* (厦門中藥廠有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 61% and a subsidiary of the Company

For the purposes of this announcement, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st August 2007

* *The English name is an informal English translation of its official Chinese name.*

South China Morning Post
Publication Date : 22nd August 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

SUPPLEMENTAL AGREEMENT RELATING TO ISSUE OF NEW A SHARES BY SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD. AND TRANSFER OF ASSETS TO SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 21st September 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st August 2007

END